

November 10, 2010

William F. Rountree, Jr.
President and Chief Executive Officer
Monarch Financial Holdings, Inc.
1101 Executive Blvd.
Chesapeake, Virginia 23320

> **Re:** **Monarch Financial Holdings, Inc.**
> **Annual Report on Form 10-K for the fiscal year ended December 31, 2009**
> **Quarterly Report on Form 10-Q for the quarters ended March 31, 2010 and**
> **June 30, 2010**
> **Filed March 31, 2010, May 11, 2010 and August 12, 2010**
> **File No. 001-34565**

Dear Mr. Rountree:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

General

1.   We note your indication on the front cover that your class of Preferred Stock is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 and that you do not have any class of stock registered under Section 12(b) of the Exchange Act. Please reconcile this with the Form 8-A that you filed with the U.S. Securities and Exchange Commission on November 30, 2009, which registered your class of Preferred Stock under Section 12(b) of the Exchange Act.

2.   We note your intention to incorporate by reference certain portions of your annual report to shareholders and proxy statement into Parts II and III, respectively, of your Annual Report on Form 10-K. In accordance with the instructions to Form 10-K, you are

required to indicate the documents incorporated by reference on the front cover of your Annual Report on Form 10-K. Properly list any incorporated documents by reference on the front cover of your future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Table 8 – Loan Maturities, page 38

3.   We note your loan maturities disclosure on page 38. Please revise future filings to present the loans due after one year which have predetermined interest rates and have floating or adjustment interest rates as required by Item III.B of Industry Guide 3.

Allowance and Provision for Loan Losses, page 38

4.   We note your disclosure on page 38 that some of the factors considered in your allowance for loan losses determination were your impaired loans and your risk-rating-based loan "watch" list. Please tell us and include in future filings if there are loans on the "watch" list that meet the definition of a potential problem loans under Item III.C.2 of Industry Guide 3. If so, please disclose in future interim and annual filings the nature and extent of potential problem loans.

5.   Please revise future filings to present the allocation of allowance for loan losses required by Item IV.B of Industry Guide 3. In addition, given the fact that a significant portion of your charge-offs and non-accrual loans relate to real estate loans, please use the same loan sub-categories as those presented in Tables 7 and 8 for your allocation of allowance for loan losses and other asset quality tables including Tables 9 and 10 in *all* future filings. Please provide us with a draft of these disclosures as of September 30, 2010.

Asset Quality and Non-Performing Loans, page 40

6.   We note your disclosure on page 40 that non-performing loans as a percentage of total loans were 1.30% at December 31, 2009. In addition, we note your disclosure on page 27 of the March 31, 2010 Form 10-Q that non-performing loans as a percentage of total loans were 1.09% and 1.30% at March 31, 2010 and December 31, 2009, while your tabular disclosure states ratios of 1.18% and 1.40% at March 31, 2010 and December 31, 2009. Please reconcile for us the difference in the non-performing loans to total loans ratio and revise future filings to consistently present this ratio.

Item 9A(T). Controls and Procedures, page 81

7.   We note your disclosure that for the period ending December 31, 2009, your Chief Executive Officer and Chief Financial Officer "concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included

in periodic Federal Reserve Bank filings." Please revise your future filings to indicate their conclusions regarding your "disclosure controls and procedures" as defined in Rule 13a-15(e) or 15d-15(e) of the Securities Exchange Act of 1934. Refer to Item 307 of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, page 81

8.   We note your disclosure that Monarch Financial Holdings, Inc. and its subsidiaries have had, and expect to have in the future, banking transactions in the ordinary course of their business with certain related parties "on substantially the same terms . . . as those prevailing at the same time for comparable transactions with others," instead of "persons not related to the lender" (the language in Item 404 of Regulation S-K). Please use the correct language in future filings, and either confirm that you could give the correct representation in this 10-K or amend to include the required disclosure.

Exhibits

9.   Please file all instruments defining the rights of holders of your Preferred Stock. Refer to Item 601(b)(4) of Regulation S-K.

10.   Please file and/or incorporate all material agreements, including those still material that were filed in your 2009 registration statement (File No. 333-162473).

11.   We note that the certifications of your Chief Executive Officer and Principal Financial Officer under Rule 13a-14(a) of the Securities Exchange Act of 1934, filed as Exhibits 31.1 and 31.2, respectively, do not conform with the form of certification as required by Item 601(b)(31) of Regulation S-K. In particular, we note that paragraph 4 does not include all required certifications regarding internal control over financial reporting. Please amend these certifications to conform with the exact requirements of Item 601(b)(31) of Regulation S-K.

Form 10-Q for the quarter ended March 31, 2010

Item 4. Controls and Procedures, page 33

12.   Disclose management's conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, rather than within 90 days prior to the date of the report, which you have indicated for your Form 10-Q. Refer to Item 307 of Regulation S-K.

Form 10-Q for the quarter ended June 30, 2010

Item 1. Financial Statements

Consolidated Statement of Cash Flows (Unaudited), page 6

13.   We note from your disclosure on page 6 that you begin your reconciliation of cash flows from operating activities with "net income attributable to Monarch Financial Holdings, Inc." and have a reconciling item for "net income attributable to noncontrolling interests". Given the guidance provided in ASC Topic 230-10-45-28, please revise future filings to begin your statements of cash flows reconciliation with "net income" instead of "net income attributable to Monarch Financial Holdings, Inc."

Note 1. Basis of Presentation

Recent Issued Accounting Standards, page 7

14.   We note your disclosure on page 59 of your 2009 Form 10-K that the Company adopted ASC 320-10 in the interim period ending on June 30, 2009. In accordance with the disclosure requirements of ASC 320-10-50 please include the following disclosures for your securities portfolio in future filings:

- A tabular disclosure including the amortized cost basis, aggregate fair value, and gross unrealized gains and losses by major security type;
- Total other-than-temporary impairment recognized in accumulated other comprehensive income;
- Information about the contractual maturities of your securities portfolio; and
- Those investments that have been in a continuous unrealized loss position for less than 12 months and those that have been in such position for 12 months or longer.

Note 4. Fair Value Accounting, page 10

15.   We note your fair value measurement disclosures for your available-for-sale securities. Please revise future interim and annual filings to disclose your equity securities and debt securities that are available for sale by major security types considering the guidance in ASC 820-10-50-2A. In addition, please provide the valuation technique disclosures as required by ASC 820-10-50 for both recurring and non-recurring fair value measurements in future filings.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Allowance and Provision for Loan Losses

Loan Loss Allowance and Loss Experience, page 30

16.   We note from your tabular disclosure on page 30 that net charge-offs for the first half of 2010 were $3.58 million compared to $3.93 million for all of 2009. We also note that loans charged-off exceeded the provision charged to operations in each of the periods presented for 2010. Given the significant increase in charge-offs please disclose the following in *all* future filings:

- Enhanced disclosures, including granular information about the loans charged-off, that bridge the gap between observed changes in asset quality and resulting period end allowance and recorded provision for loan losses; and
- The ratio of net charge-offs to average loans outstanding for each period presented, in accordance with Item IV.A in Guide 3.

Asset Quality and Non-Performing Loans, page 30

17.   We note your disclosure on page 30 that all of the nonaccrual loans, loans past due 90 days or more and still accruing interest, and restructured loans are identified as impaired loans. Please tell us as of September 30, 2010 and revise future interim filings to provide the impaired loan disclosures required by ASC 310-10-50.

Item 4. Controls and Procedures, page 36

18.   Please refer to comment 12 above.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lindsay McCord at (202) 551-3417 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief